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                                                                      EXHIBIT 16


                                (KPMG Letterhead)



June 8, 2001


Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We were previously principal accountants for First Interstate BancSystem, Inc. and subsidiaries (the Company) and, under the date of January 26, 2001, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2000 and 1999. On May 25, 2001, our appointment as principal accountants was terminated. We have read the Company's statements included under Item 4 of its Form 8-K dated June 8, 2001, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that the Company's Board of Directors approved the action not to reappoint KPMG LLP upon recommendation of the Company's Audit Committee.


Very truly yours,


/s/KPMG LLP